Angela Dowd Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4097 Main 212.407.4000 Fax 646.514.2919 adowd@loeb.com

September 28, 2011

Daniel F. Duchovny U.S. Securities and Exchange Commission Office of Mergers and Acquisitions

Re:	Harbin Electric, Inc.
Responses to comments issued on September 19, 2011 filed September 22, 2011
Revised Preliminary Schedule 14A
File No. 001 33276

Amended Schedule 13E-3
File No. 005 80112

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 27, 2011 (the “Staff’s Letter”).  The discussion below reflects our response to the comment made in the Staff’s Letter.

Revised Preliminary Proxy Statement

Special Factors
Background of the Merger, page 13

1. We disagree with your analysis regarding the requirements to provide disclosure, pursuant to Item 1015(a) of Regulation M-A relating to the Big Four Due Diligence Report and to file it as an exhibit pursuant to Item 1016 of Regulation M-A. Please revise the disclosure and file the exhibit.

Response:

The vendor due diligence report prepared by Ernst & Young (China) Advisory Limited will be filed as an exhibit to the Company’s Amended Schedule 13E-3 pursuant to Item 1016 of Regulation M-A.  Furthermore, the disclosure on page 18 of the preliminary proxy statement has been amended to respond to the Staff’s comment.  A copy of this new disclosure is set forth below.  A copy of revised page 18 of the preliminary proxy statement will be provided to the Staff supplementally.

“The following is a summary of the material procedures conducted by the Big Four Accounting Firm in preparing the Big Four Due Diligence Report:

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A limited liability partnership including professional corporations

Mr. Daniel F. Duchovny
September 28, 2011

Quality of Audit Work Papers
„	Gain access to and read the 2009 work papers of the Company’s auditor.

Quality of earnings
„	Discuss with management key accounting policies (and changes thereon), changes in reserves, related party transactions, differences between year-end and interim accounting procedures.
„	Discuss with management the key terms of the acquisitions of Xi’an Tech Full Simo and Weihai Tech Full and their implication on the Group’s historical financial statements.
„	Analyze the Group’s pro forma operating results taking into account the acquisition impact during the historical period.
„	Analyze the components of other income and expenses to identify items that should not be considered in adjusted EBITDA.
„	Analyze year over year trends in the Target’s revenues and cost structure to identify potential one-time or other non-recurring revenue or expense items.
„	Explain the nature of adjustments, comment on their impact and implications for future earnings.
„	Prepare an adjusted and Pro Forma EBITDA schedule for the historical period.

Key business drivers and current year trading
„	Conduct detailed analysis on 20 major customer contracts to assess the product sales, including:
–	Read customer contracts and understand the business terms.
–	Vouch delivery records, related invoices and client payment records
–	Discussion with customers
„	Understand the revenue (and accounts receivable) recognition policies and procedures.
–	Customer acceptance and retention.
–	Pricing and payment policies (and discounts thereon).
–	Distribution channels.
–	Sales terms and billing practices.
„	Analyze historical results (revenue, gross margin and EBITDA) by:
–	Major product categories (e.g., linear motors and related systems, specialty micro-motors, rotary motors and others).
–	Business unit if similar products are produced in more than one entity.
–	Major customers.
–	Distribution channels.
„	Analyze gross to net sales, especially sales returns in early next year.
„	Understand the cost (inventory) recognition policies and procedures not limited to the following:
–	Suppliers’ relationship and ordering system.
–	Payment terms.
–	Method of allocation of manufacturing overhead (if any) to the costs of goods sold (“COGS”) and inventory.
„	Analyze a schedule of COGS for the historical periods.
„	Analyze the COGS of the same 20 major sales transactions (as the revenue analysis):
–	Obtain and analyze the COS components of each of major contracts, including materials, direct labor and overheads, etc.
–	Calculate the gross margin of each sales transaction.

Mr. Daniel F. Duchovny
September 28, 2011

„	Analyze a schedule of manufacturing overhead for the historical period. Analyze separately labor costs.
„	Inquire of management capitalization policies and gain understanding of any significant repairs and maintenance accounts.
„	Understand fixed/semi variable nature of expenses.

Operating expenses
„	Analyze the following schedules for the historical period, inquire about unusual trends:
–	Selling expenses, R&D expenses, general and administrative expenses and finance expenses, etc., disaggregated by significant components for each period in the historical period.
–	Average headcount and compensation, disaggregated between major expense categories (such as salaries, bonus, social welfare, and other statutory costs, etc,).
–	Shipping and handling costs by product category or customer.
–	Repairs and maintenance expenses.
–	Legal and professional fees.
„	Inquire of management expense capitalization policies.
„	Consider respective provisions for accounts which require significant management judgments such as bad debts provisions, inventory provisions, warranties provisions, etc.

Quality of net assets and funding items
Net assets
„	Compare the balance sheet as at November 30, 2010 to that as at December 31, 2009.
„	Analyze the key line items in the balance sheet:
–	Cash and cash equivalents (including restricted cash).
–	Notes and accounts receivable, and customer deposits.
–	Inventory.
–	Plant and equipment.
–	Other assets including goodwill, intangible assets, advances on non-current assets.
–	Notes and accounts payable, and advances on inventory purchases.
–	Taxes payable, other payables and accrued liabilities.
–	Amounts due to original shareholders.
–	Warrant liability.
„	Comment on material judgmental areas such as warrant liability.
„	Understand employee pension and social welfare provision status.

Net debt and off-balance sheet items
„	Prepare an analysis of net debt, taking into account:
–	Interest bearing financial debt as well as any other debt like balances (e.g., CapEx creditors).
–	Any items to be included in working capital that should be considered as net debt.
„	Analyze the schedule of historical CapEx.
„	Consider future CapEx and compare with:
–	Historical trends
–	Known plans for the business
–	Capacity constraints

Mr. Daniel F. Duchovny
September 28, 2011

Working capital
„	Analyze a schedule of the Group’s monthly working capital during the historical period and determine the seasonal working capital high and low points.
„
Calculate working capital ratios of DSO (days sales’ outstanding), DIO (inventory turnover) and DPO (days’ payable outstanding) as of the historical balance sheet dates (DIO and DPO calculated with cost of sales).  Inquire about unusual deterioration trends and consider potential improvements.

Contingencies
„	Read significant contracts and agreements, as applicable to identify:
–	Firm purchase commitments.
–	Guarantees and warranties.
–	Hedging contracts.
„	Obtain and analyze the details of capital and operating lease commitments as of Dec10.
„	Discuss the summary of significant claims with management and the company’s lawyers and/or legal due diligence team.
„	Understand historical social welfare and employee pension compliance, funding and commitments.

Related party transactions
„	Obtain a list of related parties from management (including shareholders’ relatives and related companies).
„	Understand the related party transactions and potential impact on earnings.
„	Discuss their nature, payment terms and whether they are at arm’s length.
„	Confirm with management that the Target has fully captured its operating expenses paid by related parties.
„	Inquire about any off-balance sheet transactions with related or third parties and be alert for any such transactions.

Quality of financial information
Source of numbers and reconciliation
„	Provide commentary on the following:
–	The source of key figures and the reconciliations.
–	Whether the reconciliation of differences can be adequately explained or adjusted.
–	The underlying assumptions and the nature and degree of estimation in the financial data.
–	Whether there are any carve-out and pro forma issues; i.e., what are the principal adjustments made to the numbers for “underlying” profitability purposes?
„	Understand accounting of Company’s major acquisitions.

Significant accounting policies and procedures
„	Provide commentary on the following:
–	Are accounting policies and practices appropriate and in line with industry practices?
–	Have they been consistently applied?
–	What are the judgmental areas?
–	Is there any evidence to suggest accounting policies or practices have been used to manipulate reported results?
–	Are there any significant features of applicable GAAP that could impact the understanding of the numbers?

Mr. Daniel F. Duchovny
September 28, 2011

Quality of financial information
„	Provide commentary on the following:
–	How management information is generated and how useful is it in the context of the current and anticipated needs of the business?
–	What KPIs are measured and are they appropriate to the business and consistent with industry norm?
–	What financial systems and controls exist?

Tax due diligence – Advanced Automation Group SH, Ltd, Harbin Tech Full Electric Co., Ltd., SH Tech Full Electric Co., Ltd.
„	Detailed inquiry of management, finance and tax personnel regarding the approach to tax reporting by the Company and the associated control environment.
„	Read audit reports and other basic documents to ascertain the Company’s structure and tax attributes and identify the taxes to which the Company is subject and the rates thereof.
„	Compare management accounts with tax returns to identify discrepancies and sources of exposure such as unreported revenues.
„	Consider whether tax holidays (e.g., CIT and VAT exemption), preferential rates, subsidies and other concessions obtained by the above Company are supportable and sustainable.
„	Read information on related party transactions to understand whether they appear to be conducted on an arm’s length basis.
„	Read correspondence with tax bureau including field audit notices and adjustments.
„	Clarification with the responsible tax authority regarding local practices towards tax reporting, if appropriate.
„	Identify significant misstatements in tax returns due to incorrect tax treatment, aggressive tax positions, etc.

Historical tax issues
„	Detailed inquiry of management, tax and financial personnel regarding any historic reorganization or changes that may affect the historic tax position.
„	Inquiry regarding the historical tax assets and determination of the likelihood of future realization of those assets.
„	Inquiry regarding the impact of the historical tax position on the tax structure going forward.

Anti-avoidance rules
„	Understand the operations and economic substances of the entities and assess the tax exposures from PRC tax perspectives.
„	Discuss the purpose of establishing the above entities and where the management is located to manage the operations of the entities.

Effective tax rate
„	Identify what has historically affected the effective rates of tax of the Company.

Mr. Daniel F. Duchovny
September 28, 2011

Limited scope tax due diligence on Weihai Tech Full Simo Motor Co., Ltd. and Xian Tech Full Simo Motor Co., Ltd.
Management inquiry (typically by telephone) regarding the following tax related areas and reading of selected documentation:
„	Major taxes that the Company has been reporting to and the approach to reporting.
„	Tax control environment of the Company.
„	Understand what tax audits have been conducted and the results thereof.
„	Understand the transfer pricing policy of the Company and the nature of any inter-company transactions.
„	Understand the validity of any tax concession obtained by the Company.

The Big Four Due Diligence Report will be made available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested equity security holder of the Company or a representative of such a holder who has been designated as such in writing by such holder.”

In addition, the Company respectfully advises the Staff that it expects to make certain additional changes on pages 12, 14, 71, 77 and 78 of the preliminary proxy statement to implement changes agreed to with plaintiff’s counsel to bring the disclosure regarding litigation relating to the merger up to date.  The expanded disclosure regarding the Hero Wave Loan (covered in the previous round of correspondence with the SEC) is also reflected in this markup.  A copy of revised pages 12, 14, 71, 77 and 78 of the preliminary proxy statement will be provided to the Staff supplementally.

Sincerely,

/s/ Angela Dowd

Angela Dowd
Partner